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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

APPLIED INNOVATION INC.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
037916103
(CUSIP Number)
JEFFREY S. ESTUESTA
PRESIDENT AND CEO
KEG HOLDINGS, INC.
20010 Tanasbourne Dr.
Hillsboro, OR 97124
Tel: 503-350-6160

Copy To:
LANCE W. BASS
Perkins Coie LLP
1201 Third Avenue, #4800
Seattle, WA 98101
Tel: 206-359-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 22, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SCHEDULE 13D

CUSIP No.	037916103	Page	2	of	7

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

Keg Holdings, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐
N/A

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐

N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

STATE OF OREGON

	7	SOLE VOTING POWER:

NUMBER OF		N/A

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		5,444,029[1]

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		N/A

WITH	10	SHARED DISPOSITIVE POWER:

N/A

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,444,029

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

35.649%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
1 An aggregate of 5,444,029 shares of Applied Innovation Inc. ("Issuer") common stock are subject to voting agreements dated February 23, 2007 (the "Support Agreements") entered into by KEG Holdings, Inc. ("Keg") and the beneficial owners of such shares (discussed in items 3 and 4 below), including 10,000 shares of common stock issuable upon exercise of existing options. KEG disclaims beneficial ownership of any shares of Issuer common stock subject to the Support Agreements. Based upon the 15,271,126 shares of Issuer common stock outstanding as of the close of business on February 21, 2007 (as represented by Issuer in the Agreement and Plan of Merger discussed in Items 3 and 4), the shares subject to the Support Agreements represent approximately 35.649% of the outstanding Issuer common stock.

Item 1. Security and Issuer
The class of equity securities to which this Schedule 13D relates is the common stock, $0.01 par value per share (the “Common Stock”), of Applied Innovation Inc., a Delaware corporation (“Issuer”), with its principal executive office at 5800 Innovation Drive, Dublin OH 43016.
Item 2. Identity and Background
This Schedule 13D is being filed on behalf of KEG Holdings, Inc., an Oregon corporation (“KEG”), with its principal executive office at 20010 Tanasbourne Drive, Hillsboro, OR 97214. Its principal line of business is as a holding company for the equity of Kentrox, LLC, a Delaware limited liability company that provides high-speed network access equipment.
Attached as Schedule A is a chart setting forth, with respect to each executive officer and director of KEG, his or her name, residence or business address, present principal occupation or employment (along with the name, principal business and address of any corporation or other organization in which such employment is conducted), in each case as of the date hereof.
During the last five years, neither KEG nor, to the best knowledge of KEG, any executive officer or director of KEG named on Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
During the last five years, neither KEG nor, to the best knowledge of KEG, any executive officer or director of KEG named on Schedule A is or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
To the best knowledge of KEG, each executive officer or director of KEG listed in Schedule A is a citizen of the United States.
Item 3. Source and Amount of Funds or Other Consideration
KEG, Issuer and Buckeye Merger Co., a Delaware corporation and a wholly owned subsidiary of KEG (“Merger Sub”), entered into an Agreement and Plan of Merger dated as of February 22, 2007 (the “Merger Agreement”), pursuant to which, subject to the satisfaction or waiver of the conditions therein, Merger Sub will be merged with and into Issuer (the “Merger”) with Issuer continuing as the surviving corporation and a wholly owned subsidiary of KEG. At the effective time of the Merger each issued and outstanding share of Issuer’s common stock (the “Common Stock”) will be converted into the right to receive $3.45 in cash (the “Merger Consideration”), subject to upward or downward adjustment based on Issuer’s Combined Adjusted Working Capital at closing, which is equal to Issuer’s Total Current Assets, plus the Issuer’s Investments, less the Issuer’s Total Liabilities, as provided in the Merger Agreement.
In connection with the Merger Agreement, KEG entered into the Support Agreements, dated February 22, 2007, together with an Irrevocable Proxy, with each of Gerard B. Moersdorf, Jr. and Linda S. Moersdorf (each a “Stockholder” and collectively, the “Stockholders”). Pursuant to a Support Agreement, Gerard B. Moersdorf, Jr. agreed, severally and not jointly, to vote 5,444,029 of the shares of Issuer Common Stock beneficially owned by him, including those shares held by Linda S. Moersdorf, his former spouse, over which he has the power to vote, at any Issuer stockholder meeting or by consensual action (i) in favor of the Merger Agreement and in favor of each of the other actions contemplated by the Merger Agreement and any action required in furtherance thereof; (ii) against approval of any proposal made in opposition to, or in competition with, consummation of the Merger or any other transactions contemplated by the Merger Agreement; and (iii) against any of the following actions (other than those actions that relate to the Merger and any other transactions contemplated by the Merger Agreement): (A) any merger, consolidation, business combination, sale of assets, reorganization or recapitalization of the Issuer or any subsidiary of the Issuer with any party, (B) any sale, lease or transfer of any significant part of the assets of Issuer or any subsidiary of Issuer, (C) any reorganization, recapitalization,

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dissolution, liquidation, or winding up of Issuer or any subsidiary of Issuer, (D) any material change in the capitalization of Issuer or any subsidiary of Issuer, or the corporate structure of Issuer or any subsidiary of Issuer, or (E) any other action that is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any other transactions contemplated by the Merger Agreement (collectively, items (i) – (iii) above are referred to herein as the “Special Meeting Action Items”). To the extent she has voting control over any Issuer Common Stock, Linda S. Moersdorf also agreed to vote in favor of the matters listed in item (i) above and against the matters listed in items (ii) and (iii) above.
KEG expects to fund the consideration payable pursuant to the Merger Agreement using its cash on hand, the internally available cash of Issuer, and cash generated from borrowings from third parties.
Shared voting power with respect to the shares of Issuer Common Stock owned by the Stockholders was acquired through execution of the Support Agreements. KEG has not expended any funds in connection with the execution of the Support Agreements other than in connection with the Merger as a whole.
Schedule B attached hereto contains the names and number of shares of Issuer Common Stock held by each Stockholder that are subject to the Support Agreements with KEG.
References to, and descriptions of, the Merger Agreement and set forth in this Schedule 13D are qualified in their entirety by reference to the Merger Agreement included as Exhibit 2.1 to the Form 8-K filed by Issuer on February 23, 2007, which is incorporated by reference herein in their entirety where such references and descriptions appear.
References to, and descriptions of, the Support Agreements and set forth in this Schedule 13D are qualified in their entirety by reference to the Support Agreements included as Exhibits 2 and 3 to this Schedule 13D, which are incorporated by reference herein in their entirety where such references and descriptions appear.
Item 4. Purpose of Transaction.
(a)-(b)	The purpose of the Merger is to enable KEG to acquire control of Issuer and to acquire all of the outstanding shares of Common Stock. Once the Merger is consummated, the separate existence of the Issuer will cease, Merger Sub will be merged with and into Issuer with Issuer continuing as the surviving corporation and a wholly owned subsidiary of KEG. As a result of the Merger, all issued and outstanding shares of Common Stock will be automatically converted into the right to receive cash.

The purpose of the Support Agreements is to ensure the successful completion of the Merger.

(c)	Not applicable.

(d)	It is anticipated that upon consummation of the Merger, the directors of the surviving corporation shall be the current directors of Merger Sub. It is anticipated that the initial officers of the surviving corporation shall be the officers of Merger Sub, until their respective successors are duly elected or appointed and qualified.

(e)	Other than as a result of the Merger described in Item 3 above, not applicable.

(f)	Not applicable.

(g)	Upon consummation of the Merger, the Certificate of Incorporation of Merger Sub as in effect immediately prior to the Merger shall be the Certificate of Incorporation of the surviving corporation until thereafter amended as provided by Delaware law and such Certificate of Incorporation. Upon consummation of the Merger, the Bylaws of Merger Sub, as in effect immediately prior to the Merger, shall be the Bylaws of the surviving corporation until thereafter amended.

(h)-(i)	If the Merger is consummated as planned, the Common Stock will be deregistered under the Act and delisted from The Nasdaq Global Market.

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(j)	Other than described above KEG currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although KEG reserves the right to develop such plans).
Item 5. Interest in Securities of the Issuer
(a)-(b)	According to Issuer’s representations in the Merger Agreement, there were issued and outstanding 15,271,126 shares of Common Stock as of the close of business on February 21, 2007. As of the date hereof, 5,629,129 of such shares [2] representing approximately 36.861% of the outstanding shares of Common Stock of Issuer are beneficially owned, in the aggregate, by the Stockholders. Based on the terms of the Support Agreements (as described in Item 3), KEG may be deemed to share voting power over 5,444,029 of the shares beneficially owned by the Stockholders, representing approximately 35.649% of the outstanding shares of Common Stock of Issuer. Although KEG may be deemed to have beneficial ownership, neither the filing of the Schedule 13D nor any of the contents thereof shall be deemed to constitute an admission by KEG that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed. Other than as provided in the Support Agreements, KEG is not entitled to any rights as a Stockholder of Issuer.

Except as set forth in this Item 5, neither KEG, nor any other person controlling KEG nor, to the best knowledge of KEG, any individual named in Schedule A to this Schedule 13D, beneficially owns any shares of Common Stock.

(c)	KEG has not transacted in Common Stock during the past 60 days.

(d)	To the knowledge of KEG, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Issuer.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The Merger Agreement includes an additional term involving certain shares of Issuer Common Stock owned by Gerard B. Moersdorf, Jr. The Merger Agreement contemplates that pursuant to a separate purchase agreement to be entered into between KEG and Gerard B. Moersdorf, Jr., immediately prior to the effective time of the Merger KEG will purchase $2,000,000 of the Issuer Common Stock owned by Gerard B. Moersdorf, Jr. (the “Moersdorf Stock”) at the same price per share as determined under the Merger Agreement. KEG will pay for the Moersdorf Stock with a $2,000,000 promissory note payable to Gerard B. Moersdorf, Jr., which promissory note (i) will be subordinated to the credit facility used to fund the acquisition of the Issuer, and (ii) will contain subordination terms to be negotiated in connection with the establishment of KEG’s acquisition credit facility. Other than the understanding to purchase the Moersdorf Stock described herein, and other than the Merger Agreement and the exhibits thereto, including the Support Agreements, to the knowledge of KEG, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7. Material to Be Filed as Exhibits
The following documents are filed as exhibits:

[2]	Includes 5,619,129 outstanding shares of Common Stock, and 10,000 shares of Common Stock issuable upon exercise of options to purchase Common Stock that are exercisable within 60 days of February 22, 2007.

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1.	Agreement and Plan of Merger, dated February 22, 2007 by and among KEG, Merger Sub, and Issuer (incorporated by reference to Exhibit 2.1 to Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 23, 2007).

2.	Form of Support Agreement dated February 22, 2007 between Gerard B. Moersdorf, Jr. and KEG.

3.	Form of Support Agreement dated February 22, 2007 between Linda S. Moersdorf and KEG.

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SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KEG HOLDINGS, INC.

Date: March 2, 2007	/s/ Jeffrey S. Estuesta Jeffrey S. Estuesta
President and Chief Executive Officer
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

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SCHEDULE A
DIRECTORS AND EXECUTIVE OFFICERS OF
KEG HOLDINGS, INC.
     The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of KEG Holdings, Inc. The business address of each such person is 20010 Tanasbourne Dr., Hillsboro, OR 97124.

Present Principal Occupation
Name and Title	Including Name of Employer
Jeffrey S. Estuesta	President and CEO
President, Chief Executive Officer and Secretary	Kentrox, LLC
20010 Tanasbourne Dr.
Hillsboro, OR 97124

Gregory R. Iverson	Executive Vice President
Executive Vice President	Kentrox, LLC
20010 Tanasbourne Dr.
Hillsboro, OR 97124

Jeffrey S. Estuesta, Director	(see above)

Gregory R. Iverson, Director	(see above)

Anand R. Radhakrishnan, Director	Principal
Investcorp International, Inc.
280 Park Avenue, 36th Floor
New York, NY 10017

Alex Guira, Director	Managing Director
Investcorp International, Inc.
280 Park Avenue, 36th Floor
New York, NY 10017

Charles Vogt, Director	President and Chief Executive Officer
GENBAND Inc.
3701 W. Plano Parkway
Plano, TX 75075

SCHEDULE B
DIRECTORS AND EXECUTIVE OFFICERS OF
KEG HOLDINGS, INC.
     The following table sets forth the name of each beneficial owner of shares of Issuer subject to a Support Agreement with KEG, dated February 22, 2007.

Name and Business Address	Shares Beneficially Owned
Gerard B. Moersdoff, Jr. 1900 Strathshire Hall Lane Columbus, OH 43065	3,311,250 shares of Company Common Stock 2,122,779 shares of Company Common Stock (by virtue of a Stock Transfer and Restriction Agreement with Linda Moersdorf dated 5/30/01)

10,000 shares of Company Common Stock issuable upon exercise of outstanding options

Linda S. Moersdof	2,122,779 shares of Company Common Stock
7091 Oakstream Court
Columbus, OH 43235

Attachment 2
SUPPORT AGREEMENT
     THIS SUPPORT AGREEMENT (this “Agreement”) is made and entered into as of February 22, 2007 by and between KEG Holdings, Inc., an Oregon corporation (“Parent”), and the undersigned stockholder (the “Stockholder”) of Applied Innovation Inc., a Delaware corporation (the “Company”).
RECITALS
     A. Parent, Buckeye Merger Co., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), and the Company have entered into an Agreement and Plan of Merger of even date herewith (the “Merger Agreement”), which provides for, among other things, the merger of Merger Sub with and into the Company (the “Merger”) pursuant to which all outstanding shares of capital stock of the Company will be converted into the right to receive the consideration as set forth in the Merger Agreement.
     B. The Stockholder is the beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of such number of shares of the outstanding capital stock of the Company or options to purchase such number of shares of capital stock of the Company as is indicated on the signature page of this Agreement.
     C. In consideration of the execution of the Merger Agreement by Parent, Parent has requested that the Stockholder (in the Stockholder’s capacity as such) enter into this Agreement.
     NOW, THEREFORE, intending to be legally bound, the parties hereto agree as follows:
     1. Certain Definitions. All capitalized terms that are used but not defined herein, as well as the lowercase terms “person” and “business day,” shall have the respective meanings ascribed to them in the Merger Agreement. For all purposes of and under this Agreement, the following terms shall have the following respective meanings:
          (a) “Expiration Date” shall mean the earlier to occur of (i) such date and time as the Merger Agreement shall have been terminated pursuant to Article VIII thereof, (ii) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement, or (iii) February 22, 2008.
          (b) “Shares” shall mean (i) all equity securities of the Company (including all shares of Company Common Stock and all options and other rights to acquire shares of Company Common Stock) owned by the Stockholder as of the date hereof, and (ii) all additional equity securities of the Company (including all additional shares of Company Common Stock and all additional options, warrants and other rights to acquire shares of Company Common Stock) of which the Stockholder acquires ownership during the period from the date of this Agreement through the Expiration Date (including by way of stock dividend or distribution, split-up, recapitalization, combination, exchange of shares and the like).
          (c) “Transfer” A person shall be deemed to have effected a “Transfer” of a Share if such person directly or indirectly (i) sells, pledges, encumbers, assigns, grants an option with respect to, transfers, tenders or disposes of such Share or any interest in such Share, or (ii) enters into an agreement or commitment providing for the sale of, pledge of, encumbrance of, assignment of, grant of an option with respect to, transfer, tender of or disposition of such Share or any interest therein.
     2. Transfer of Shares.
          (a) Transfer Restrictions. The Stockholder shall not cause or permit any Transfer of any of the Shares to be effected or enter into any agreement relating thereto, except as follows: (i) using already-owned Shares either to pay the exercise price upon exercise of a stock option or to satisfy the option holder’s tax withholding obligation upon exercise of a stock option, in each case, as permitted by any Company Employee Plan, (ii) transferring the Shares to affiliates, immediate family members or charitable organizations, provided that the recipient agrees to be bound by this Agreement and the Proxy, or (iii) transferring all or any portion of the Shares to Parent or its affiliate(s).
          (b) Transfer of Voting Rights. The Stockholder shall not deposit (or permit the deposit of) any Shares in a voting trust or grant any proxy or enter into any voting agreement or similar agreement in contravention of the obligations of the Stockholder under this Agreement with respect to any of the Shares.
     3. Agreement to Vote Shares.
          (a) To the extent that the Stockholder has the power to vote the Shares, at every meeting of the stockholders of the Company called, and at every adjournment or postponement thereof, and on every action or approval by written consent of the stockholders of Company, the Stockholder (in the Stockholder’s capacity as such), to the extent not voted by the person(s) appointed under the Proxy (as defined below), shall, or shall cause the holder of record on any applicable record date to, vote the Shares:
               (i) in favor of the adoption of the Merger Agreement, and in favor of each of the other actions contemplated by the Merger Agreement and any action required in furtherance thereof;
               (ii) against approval of any proposal made in opposition to, or in competition with, consummation of the Merger or any other transactions contemplated by the Merger Agreement; and
               (iii) against any of the following actions (other than those actions that relate to the Merger and any other transactions contemplated by the Merger Agreement): (A) any merger, consolidation, business combination, sale of assets, reorganization or recapitalization of the Company or any Subsidiary of the Company with any party, (B) any sale, lease or transfer of any significant part of the assets of the Company or any Subsidiary of the Company, (C) any reorganization, recapitalization, dissolution, liquidation or winding up of the Company or any Subsidiary of the Company, (D) any material change in the capitalization of the Company or any Subsidiary of the Company, or the corporate structure of the Company or any subsidiary of the

Company, or (E) any other action that is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any other transactions contemplated by the Merger Agreement.
          (b) In the event that a meeting of the stockholders of the Company is held, to the extent that the Stockholder has the power to vote the Shares, the Stockholder shall, or shall cause the holder of record on any applicable record date to, appear at such meeting or otherwise cause the Shares to be counted as present thereat for purposes of establishing a quorum.
          (c) The Stockholder shall not enter into any agreement or understanding with any person to vote or give instructions in any manner inconsistent with the terms of this Section 3.
          (d) Notwithstanding the foregoing, the Stockholder shall not be liable for any failure to take, or to cause any person to take, any of the actions that the Stockholder is required to take under (a) and (b) above, if any such action may be taken by the person(s) appointed by the Proxy.
     4. Agreement Not to Exercise Appraisal Rights. The Stockholder shall not exercise any rights to demand appraisal of any Shares (including any appraisal rights under Section 262 of the DGCL) that may arise with respect to the Merger.
     5. Directors and Officers. Each of Parent and Stockholder hereby acknowledge and agree that, notwithstanding any provision of this Agreement to the contrary, nothing in this Agreement shall (or require the Stockholder to attempt to) limit or otherwise restrict Stockholder with respect to any act or omission that such Stockholder may undertake or authorize in such Stockholder’s capacity as a director or officer of the Company (it being understood that this Agreement shall apply to the Stockholder solely in the Stockholder’s capacity as a stockholder of the Company) including, without limitation, any board vote that Stockholder may make as a director of the Company with respect to any matter presented to the Company. In this regard, the Stockholder shall not be deemed to make any agreement or understanding in this Agreement in Stockholder’s capacity as a director or officer of the Company.
     6. Irrevocable Proxy. Concurrently with the execution of this Agreement, the Stockholder shall deliver to Parent a proxy in the form attached hereto as Exhibit A (the “Proxy”), which shall be irrevocable to the fullest extent permissible by applicable Law, with respect to the Shares during the term of this Agreement.
     7. Representations and Warranties of the Stockholder.
          (a) Power; Binding Agreement. The Stockholder has legal capacity, full power and authority to execute and deliver this Agreement and the Proxy, to perform the Stockholder’s obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Stockholder, and, assuming this Agreement constitutes a valid and binding obligation of Parent, constitutes a valid and binding obligation of the Stockholder, enforceable against the Stockholder in accordance with its terms.

          (b) No Conflicts. None of the execution and delivery by the Stockholder of this Agreement, the performance by the Stockholder of the Stockholder’s obligations hereunder or the consummation by the Stockholder of the transactions contemplated hereby will (i) result in a violation or breach of any agreement to which the Stockholder is a party or by which the Stockholder may be bound, including any voting agreement or voting trust, or (ii) violate any order, writ, injunction, decree, judgment, order, statute, rule, or regulation applicable to the Stockholder.
          (c) Ownership of Shares. The Stockholder (i) is the beneficial owner of the shares of Company Common Stock indicated on the signature page of this Agreement, all of which are free and clear of Encumbrances (except any Encumbrances arising under securities laws or arising hereunder), (ii) is the owner of options that are exercisable for the number of shares of Company Common Stock indicated on the signature page of this Agreement, all of which options and shares of Company Common Stock issuable upon the exercise of such options are, or in the case of Company Common Stock received upon exercise of an option after the date hereof will be, free and clear of any Encumbrances (except any Encumbrances arising under securities laws or arising hereunder), and (iii) except as set forth on the signature page to this Agreement, does not own, beneficially or otherwise, any securities of the Company other than the shares of Company Common Stock or options to purchase shares of Company Common Stock, and shares of Company Common Stock issuable upon the exercise of such options, indicated on the signature page of this Agreement.
          (d) Voting Power. The Stockholder has or will have sole voting power, sole power of disposition, sole power to issue instructions with respect to the matters set forth herein, and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Shares, with no limitations, qualifications or restrictions on such rights, subject to applicable federal securities laws and the terms of this Agreement.
          (e) No Finder’s Fees. No broker, investment banker, financial advisor or other person is entitled to any broker’s, finder’s, financial adviser’s or other similar fee or commission in connection with this Agreement based upon arrangements made by or on behalf of the Stockholder.
          (f) Reliance by Parent. The Stockholder understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon the Stockholder’s execution and delivery of this Agreement.
          (g) No Legal Actions. Stockholder agrees that Stockholder will not in Stockholder’s capacity as a stockholder of the Company bring, commence, institute, maintain, prosecute or voluntarily aid any action, claim, suit or cause of action, in law or in equity, in any court or before any Governmental Authority, which (i) challenges the validity of or seeks to enjoin the operation of any provision of this Agreement or (ii) alleges that the execution and delivery of this Agreement by Stockholder, either alone or together with any other Company voting agreements and proxies to be delivered in connection with the execution of the Merger Agreement, or the approval of the Merger Agreement by the Company Board, breaches any fiduciary duty of the Company Board or any member thereof.

     8. Certain Restrictions. The Stockholder shall not, directly or indirectly, take any action that would make any representation or warranty of the Stockholder contained herein untrue or incorrect.
     9. Disclosure. The Stockholder shall permit Parent to publish and disclose in all documents and schedules filed with the SEC, and any press release or other disclosure document that Parent determines to be necessary or desirable in connection with the Merger and the other transactions contemplated by the Merger Agreement, the Stockholder’s identity and ownership of Shares and the nature of the Stockholder’s commitments, arrangements and understandings under this Agreement.
     10. No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to any Shares. Except as provided in this Agreement, all rights, ownership and economic benefits relating to the Shares shall remain vested in and belong to Stockholder.
     11. Further Assurances. Subject to the terms and conditions of this Agreement, the Stockholder shall use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary to fulfill such Stockholder’s obligations under this Agreement.
     12. Stop Transfer Instructions. At all times commencing with the execution and delivery of this Agreement and continuing until the Expiration Date, the Stockholder covenants that the Stockholder will not request that the Company register the Transfer (by book-entry or otherwise) of any certificate or uncertificated interest representing any of the Shares unless such Transfer is made pursuant to and in compliance with the terms and conditions of this Agreement.
     13. Termination. This Agreement and the Proxy shall terminate and shall have no further force or effect as of the Expiration Date. Notwithstanding the foregoing, nothing set forth in this Section 13 or elsewhere in this Agreement shall relieve either party hereto from liability, or otherwise limit the liability of either party hereto, for any intentional breach of this Agreement.
     14. Miscellaneous.
          (a) Validity. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of the other provisions of this Agreement, which will remain in full force and effect. In the event any Governmental Authority of competent jurisdiction holds any provision of this Agreement to be null, void or unenforceable, the parties hereto shall negotiate in good faith and execute and deliver an amendment to this Agreement in order, as nearly as possible, to effectuate, to the extent permitted by applicable Law, the intent of the parties hereto with respect to such provision.
          (b) Binding Effect and Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by either of the parties without prior written consent of the other.
          (c) Amendments; Waiver. This Agreement may be amended by the parties hereto, and the terms and conditions hereof may be waived, only by an instrument in writing signed on behalf of each of the parties hereto, or, in the case of a waiver, by an instrument signed on behalf of the party waiving compliance.
          (d) Specific Performance; Injunctive Relief. The parties hereto acknowledge that Parent shall be irreparably harmed and that there shall be no adequate remedy at law for a violation of any of the covenants or agreements of the Stockholder set forth herein. Therefore, it is agreed that, in addition to any other remedies that may be available to Parent upon any such violation, Parent shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to Parent at law or in equity.
          (e) Notices. All notices, requests, claims, demands and other communications pursuant to this Agreement shall be in writing and shall be given, and shall be deemed to have been duly given (i) on the date of delivery if delivered personally and/or by messenger service, (ii) on the date of confirmation of receipt (or, the first business day following such receipt if the date is not a business day) of transmission by facsimile, or (iii) on the date of confirmation of receipt (or, the first business day following such receipt if the date is not a business day) if delivered by a nationally recognized overnight courier, to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 14(e)):
If to Parent:
KEG Holdings, Inc.
20010 NW Tanasbourne Dr.
Hillsboro, OR 97124
Attention: Chief Executive Officer
Telephone No.: (503) 350-6770
Facsimile No.: (503) 350-6160
with a copy to:
Perkins Coie LLP
1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099
Attention: Lance W. Bass
Telephone No.: (206) 359-8000
Facsimile No.: (206) 359-9000
If to the Stockholder:
Gerard B. Moersdorf, Jr.
1900 Strathshire Hall Lane
Columbus, OH 43065
Telephone No.: (614) 436-4119

Facsimile No.: (614) 436-4119
with a copy to:
Harry Robert Reinhart, Esq.
One Americana
400 South Fifth Street
Columbus, OH 43215
Telephone No.: (614) 228-7771
Facsimile No.: (614) 221-8601
          (f) No Waiver. The failure of either party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect of this Agreement at law or in equity, or to insist upon compliance by any other party with its obligation under this Agreement, and any custom or practice of the parties at variance with the terms of this Agreement, shall not constitute a waiver by such party of such party’s right to exercise any such or other right, power or remedy or to demand such compliance.
          (g) No Third Party Beneficiaries. This Agreement is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.
          (h) Governing Law. This Agreement shall be governed by the laws of the State of Delaware, without reference to rules of conflicts of law.
          (i) Submission to Jurisdiction. All actions and proceedings arising out of or relating to this Agreement shall be heard and determined in any state or federal court in the State of Oregon, the State of Ohio or the State of Delaware. Each of the parties hereto irrevocably consents to the jurisdiction and venue of federal and state courts in the State of Oregon, the State of Ohio and the State of Delaware in connection with any matter based upon or arising out of this Agreement or the matters contemplated herein, and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction and venue.
          (j) Rules of Construction. The parties hereto hereby waive the application of any Law, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.
          (k) Entire Agreement. This Agreement and the Proxy contain the entire understanding of the parties hereto in respect of the subject matter hereof, and supersede all prior negotiations, agreements and understandings, both written and oral, between the parties hereto with respect to the subject matter hereof.
          (l) Interpretation.
               (i) Whenever the words “include,” “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.” As used in this Agreement, the term “affiliate” shall have the meaning set forth in Rule 12b-2 promulgated under the Exchange Act.
               (ii) The article and section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the parties hereto and shall not in any way affect the meaning or interpretation of this Agreement.
          (m) Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring the expenses.
          (n) Counterparts. This Agreement may be executed in several counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.
          (o) No Obligation to Exercise Options or Warrants. Notwithstanding any provision of this Agreement to the contrary, nothing in this Agreement shall obligate the Stockholder to exercise any option, warrant or other right to acquire shares of Company Common Stock.
[Remainder of Page Intentionally Left Blank]

     IN WITNESS WHEREOF, the undersigned have executed and caused to be effective this Agreement as of the date first above written.

KEG HOLDINGS, INC.	STOCKHOLDER

By:

Name:	Gerard B. Moersdorf, Jr.

Title:

Shares beneficially owned as of the date hereof:

3,311,250 shares of Company Common Stock

2,122,779 shares of Company Common Stock (by virtue of a Stock Transfer and Restriction Agreement with Linda Moersdorf dated 5/30/01)

15,000 shares of Company Common Stock issuable upon exercise of outstanding options
****SUPPORT AGREEMENT ****

EXHIBIT A
IRREVOCABLE PROXY
     The undersigned stockholder (the “Stockholder”) of Applied Innovation Inc., a Delaware corporation (the “Company”), hereby irrevocably (to the fullest extent permitted by applicable Law) appoints KEG Holdings, Inc., an Oregon corporation (“Parent”), acting through any of its Chief Executive Officer, Chief Financial Officer or General Counsel, as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the full extent that the undersigned is entitled to do so) with respect to all of the shares of capital stock of the Company that now are or hereafter may be beneficially owned by the undersigned, and any and all other shares or equity securities of the Company issued or issuable in respect thereof on or after the date hereof (collectively, the “Shares”) in accordance with the terms of this Irrevocable Proxy until the Expiration Date (as defined below); provided, however, that such proxy and voting and related rights are expressly limited to the matters discussed in clauses (i) through (iii) in the fourth paragraph of this Irrevocable Proxy. Upon the undersigned’s execution of this Irrevocable Proxy, any and all prior proxies given by the undersigned with respect to any Shares are hereby revoked and the undersigned agrees not to grant any subsequent proxies with respect to the Shares until after the Expiration Date.
     This Irrevocable Proxy is irrevocable to the fullest extent permitted by applicable Law, is coupled with an interest and is granted pursuant to that certain Support Agreement of even date herewith by and between Parent and the undersigned stockholder (the “Support Agreement”), and is granted in consideration of Parent entering into that certain Agreement and Plan of Merger of even date herewith (the “Merger Agreement”), among Parent, Buckeye Merger Co., a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”), and the Company. The Merger Agreement provides for, among other things, the merger of Merger Sub with and into the Company, pursuant to which all outstanding shares of capital stock of the Company will be converted into the right to receive the consideration set forth in the Merger Agreement.
     As used herein, the term “Expiration Date” shall mean the earliest to occur of (i) such date and time as the Merger Agreement shall have been terminated pursuant to Article VIII thereof, (ii) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement, and (iii) February 22, 2008.
     The attorneys and proxies named above, and each of them, are hereby authorized and empowered by the undersigned, at any time prior to the Expiration Date, to act as the undersigned’s attorney and proxy to vote the Shares, and to exercise all voting, consent and similar rights of the undersigned with respect to the Shares (including, without limitation, the power to execute and deliver written consents) at every annual, special, adjourned or postponed meeting of stockholders of the Company and in every written consent in lieu of such meeting:
     (i) in favor of the adoption of the Merger Agreement, and in favor of each of the other actions contemplated by the Merger Agreement and any action required in furtherance thereof;

     (ii) against approval of any proposal made in opposition to, or in competition with, consummation of the Merger or any other transactions contemplated by the Merger Agreement; and
     (iii) against any of the following actions (other than those actions that relate to the Merger and any other transactions contemplated by the Merger Agreement): (A) any merger, consolidation, business combination, sale of assets, reorganization or recapitalization of the Company or any Subsidiary of the Company with any party, (B) any sale, lease or transfer of any significant part of the assets of the Company or any Subsidiary of the Company, (C) any reorganization, recapitalization, dissolution, liquidation or winding up of the Company or any Subsidiary of the Company, (D) any material change in the capitalization of the Company or any Subsidiary of the Company, or the corporate structure of the Company or any Subsidiary of the Company, or (E) any other action that is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any other transactions contemplated by the Merger Agreement.
     This Irrevocable Proxy shall be limited strictly to the power to vote the Shares in the manner set forth in the immediately preceding paragraph and the items set forth in subparagraphs (i) through (iii) thereof. The attorneys and proxies named above may not exercise this Irrevocable Proxy on any other matter. The undersigned stockholder may vote the Shares on all other matters.
     Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned.
     This Irrevocable Proxy shall terminate, and be of no further force and effect, automatically upon the Expiration Date.

Dated: February 22, 2007	STOCKHOLDER

Gerard B. Moersdorf, Jr.
***** IRREVOCABLE PROXY ****

Attachment 3
SUPPORT AGREEMENT
     THIS SUPPORT AGREEMENT (this “Agreement”) is made and entered into as of February 22, 2007 by and between KEG Holdings, Inc., an Oregon corporation (“Parent”), and the undersigned stockholder (the “Stockholder”) of Applied Innovation Inc., a Delaware corporation (the “Company”).
RECITALS
     A. Parent, Buckeye Merger Co., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), and the Company have entered into an Agreement and Plan of Merger of even date herewith (the “Merger Agreement”), which provides for, among other things, the merger of Merger Sub with and into the Company (the “Merger”) pursuant to which all outstanding shares of capital stock of the Company will be converted into the right to receive the consideration as set forth in the Merger Agreement.
     B. The Stockholder is the owner of such number of shares of the outstanding capital stock of the Company or options to purchase such number of shares of capital stock of the Company as is indicated on the signature page of this Agreement.
     C. In consideration of the execution of the Merger Agreement by Parent, Parent has requested that the Stockholder (in the Stockholder’s capacity as such) enter into this Agreement.
     NOW, THEREFORE, intending to be legally bound, the parties hereto agree as follows:
     1. Certain Definitions. All capitalized terms that are used but not defined herein, as well as the lowercase terms “person” and “business day,” shall have the respective meanings ascribed to them in the Merger Agreement. For all purposes of and under this Agreement, the following terms shall have the following respective meanings:
          (a) “Expiration Date” shall mean the earlier to occur of (i) such date and time as the Merger Agreement shall have been terminated pursuant to Article VIII thereof, (ii) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement, or (iii) February 22, 2008.
          (b) “Shares” shall mean (i) all equity securities of the Company (including all shares of Company Common Stock and all options and other rights to acquire shares of Company Common Stock) owned by the Stockholder as of the date hereof, and (ii) all additional equity securities of the Company (including all additional shares of Company Common Stock and all additional options, warrants and other rights to acquire shares of Company Common Stock) of which the Stockholder acquires ownership during the period from the date of this Agreement through the Expiration Date (including by way of stock dividend or distribution, split-up, recapitalization, combination, exchange of shares and the like).
          (c) “Transfer” A person shall be deemed to have effected a “Transfer” of a Share if such person directly or indirectly (i) sells, pledges, encumbers, assigns, grants an option with respect to, transfers, tenders or disposes of such Share or any interest in such Share, or (ii) enters into an agreement or commitment providing for the sale of, pledge of, encumbrance of, assignment of, grant of an option with respect to, transfer, tender of or disposition of such Share or any interest therein.
     2. Transfer of Shares.
          (a) Transfer Restrictions. The Stockholder shall not cause or permit any Transfer of any of the Shares to be effected or enter into any agreement relating thereto, except as follows: (i) using already-owned Shares either to pay the exercise price upon exercise of a stock option or to satisfy the option holder’s tax withholding obligation upon exercise of a stock option, in each case, as permitted by any Company Employee Plan, (ii) transferring the Shares to affiliates, immediate family members or charitable organizations, provided that the recipient agrees to be bound by this Agreement and the Proxy, or (iii) transferring all or any portion of the Shares to Parent or its affiliate(s).
          (b) Transfer of Voting Rights. The Stockholder shall not deposit (or permit the deposit of) any Shares in a voting trust or grant any proxy or enter into any voting agreement or similar agreement in contravention of the obligations of the Stockholder under this Agreement with respect to any of the Shares.
     3. Agreement to Vote Shares.
          (a) To the extent that the Stockholder has the power to vote the Shares, at every meeting of the stockholders of the Company called, and at every adjournment or postponement thereof, and on every action or approval by written consent of the stockholders of Company, the Stockholder (in the Stockholder’s capacity as such), to the extent not voted by the person(s) appointed under the Proxy (as defined below), shall, or shall cause the holder of record on any applicable record date to, vote the Shares:
               (i) in favor of the adoption of the Merger Agreement, and in favor of each of the other actions contemplated by the Merger Agreement and any action required in furtherance thereof;
               (ii) against approval of any proposal made in opposition to, or in competition with, consummation of the Merger or any other transactions contemplated by the Merger Agreement; and
               (iii) against any of the following actions (other than those actions that relate to the Merger and any other transactions contemplated by the Merger Agreement): (A) any merger, consolidation, business combination, sale of assets, reorganization or recapitalization of the Company or any Subsidiary of the Company with any party, (B) any sale, lease or transfer of any significant part of the assets of the Company or any Subsidiary of the Company, (C) any reorganization, recapitalization, dissolution, liquidation or winding up of the Company or any Subsidiary of the Company, (D) any material change in the capitalization of the Company or any Subsidiary of the Company, or the corporate structure of the Company or any subsidiary of the Company, or (E) any other action that is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any other transactions contemplated by the Merger Agreement.
          (b) In the event that a meeting of the stockholders of the Company is held, to the extent that the Stockholder has the power to vote the Shares, the Stockholder shall, or shall cause the holder of record on any applicable record date to, appear at such meeting or otherwise cause the Shares to be counted as present thereat for purposes of establishing a quorum.
          (c) The Stockholder shall not enter into any agreement or understanding with any person to vote or give instructions in any manner inconsistent with the terms of this Section 3.
          (d) Notwithstanding the foregoing, the Stockholder shall not be liable for any failure to take, or to cause any person to take, any of the actions that the Stockholder is required to take under (a) and (b) above, if any such action may be taken by the person(s) appointed by the Proxy.
     4. Agreement Not to Exercise Appraisal Rights. The Stockholder shall not exercise any rights to demand appraisal of any Shares (including any appraisal rights under Section 262 of the DGCL) that may arise with respect to the Merger.
     5. Directors and Officers. Each of Parent and Stockholder hereby acknowledge and agree that, notwithstanding any provision of this Agreement to the contrary, nothing in this Agreement shall (or require the Stockholder to attempt to) limit or otherwise restrict Stockholder with respect to any act or omission that such Stockholder may undertake or authorize in such Stockholder’s capacity as a director or officer of the Company (it being understood that this Agreement shall apply to the Stockholder solely in the Stockholder’s capacity as a stockholder of the Company) including, without limitation, any board vote that Stockholder may make as a director of the Company with respect to any matter presented to the Company. In this regard, the Stockholder shall not be deemed to make any agreement or understanding in this Agreement in Stockholder’s capacity as a director or officer of the Company.
     6. Irrevocable Proxy. Concurrently with the execution of this Agreement, the Stockholder shall deliver to Parent a proxy in the form attached hereto as Exhibit A (the “Proxy”), which shall be irrevocable to the fullest extent permissible by applicable Law, with respect to the Shares during the term of this Agreement.
     7.  Representations and Warranties of the Stockholder.
          (a) Power; Binding Agreement. The Stockholder has legal capacity, full power and authority to execute and deliver this Agreement and the Proxy, to perform the Stockholder’s obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Stockholder, and, assuming this Agreement constitutes a valid and binding obligation of Parent, constitutes a valid and binding obligation of the Stockholder, enforceable against the Stockholder in accordance with its terms.

          (b) No Conflicts. None of the execution and delivery by the Stockholder of this Agreement, the performance by the Stockholder of the Stockholder’s obligations hereunder or the consummation by the Stockholder of the transactions contemplated hereby will (i) result in a violation or breach of any agreement to which the Stockholder is a party or by which the Stockholder may be bound, including any voting agreement or voting trust, or (ii) violate any order, writ, injunction, decree, judgment, order, statute, rule, or regulation applicable to the Stockholder.
          (c) Ownership of Shares. The Stockholder (i) is the beneficial owner of the shares of Company Common Stock indicated on the signature page of this Agreement, all of which are free and clear of Encumbrances (except any Encumbrances arising under securities laws, arising hereunder or under the Stock Transfer and Restriction Agreement dated 5/30/01 between Gerard B. Moersdorf, Jr. and Linda Moersdorf (the “STRA”)), (ii) is the owner of options that are exercisable for the number of shares of Company Common Stock indicated on the signature page of this Agreement, all of which options and shares of Company Common Stock issuable upon the exercise of such options are, or in the case of Company Common Stock received upon exercise of an option after the date hereof will be, free and clear of any Encumbrances (except any Encumbrances arising under securities laws, arising hereunder or under the STRA), and (iii) except as set forth on the signature page to this Agreement, does not own, beneficially or otherwise, any securities of the Company other than the shares of Company Common Stock or options to purchase shares of Company Common Stock, and shares of Company Common Stock issuable upon the exercise of such options, indicated on the signature page of this Agreement.
          (d) Voting Power. The Stockholder has or will have sole voting power, sole power of disposition, sole power to issue instructions with respect to the matters set forth herein, and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Shares, with no limitations, qualifications or restrictions on such rights, subject to applicable federal securities laws and the terms of this Agreement and the STRA.
          (e) No Finder’s Fees. No broker, investment banker, financial advisor or other person is entitled to any broker’s, finder’s, financial adviser’s or other similar fee or commission in connection with this Agreement based upon arrangements made by or on behalf of the Stockholder.
          (f) Reliance by Parent. The Stockholder understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon the Stockholder’s execution and delivery of this Agreement.
          (g) No Legal Actions. Stockholder agrees that Stockholder will not in Stockholder’s capacity as a stockholder of the Company bring, commence, institute, maintain, prosecute or voluntarily aid any action, claim, suit or cause of action, in law or in equity, in any court or before any Governmental Authority, which (i) challenges the validity of or seeks to enjoin the operation of any provision of this Agreement or (ii) alleges that the execution and delivery of this Agreement by Stockholder, either alone or together with any other Company voting agreements and proxies to be delivered in connection with the execution of the Merger Agreement, or the approval of the Merger Agreement by the Company Board, breaches any fiduciary duty of the Company Board or any member thereof.

     8. Certain Restrictions. The Stockholder shall not, directly or indirectly, take any action that would make any representation or warranty of the Stockholder contained herein untrue or incorrect.
     9. Disclosure. The Stockholder shall permit Parent to publish and disclose in all documents and schedules filed with the SEC, and any press release or other disclosure document that Parent determines to be necessary or desirable in connection with the Merger and the other transactions contemplated by the Merger Agreement, the Stockholder’s identity and ownership of Shares and the nature of the Stockholder’s commitments, arrangements and understandings under this Agreement.
     10. No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to any Shares. Except as provided in this Agreement, all rights, ownership and economic benefits relating to the Shares shall remain vested in and belong to Stockholder.
     11. Further Assurances. Subject to the terms and conditions of this Agreement, the Stockholder shall use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary to fulfill such Stockholder’s obligations under this Agreement.
     12. Stop Transfer Instructions. At all times commencing with the execution and delivery of this Agreement and continuing until the Expiration Date, the Stockholder covenants that the Stockholder will not request that the Company register the Transfer (by book-entry or otherwise) of any certificate or uncertificated interest representing any of the Shares unless such Transfer is made pursuant to and in compliance with the terms and conditions of this Agreement.
     13. Termination. This Agreement and the Proxy shall terminate and shall have no further force or effect as of the Expiration Date. Notwithstanding the foregoing, nothing set forth in this Section 13 or elsewhere in this Agreement shall relieve either party hereto from liability, or otherwise limit the liability of either party hereto, for any intentional breach of this Agreement.
     14. Miscellaneous.
          (a) Validity. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of the other provisions of this Agreement, which will remain in full force and effect. In the event any Governmental Authority of competent jurisdiction holds any provision of this Agreement to be null, void or unenforceable, the parties hereto shall negotiate in good faith and execute and deliver an amendment to this Agreement in order, as nearly as possible, to effectuate, to the extent permitted by applicable Law, the intent of the parties hereto with respect to such provision.
          (b) Binding Effect and Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by either of the parties without prior written consent of the other.
          (c) Amendments; Waiver. This Agreement may be amended by the parties hereto, and the terms and conditions hereof may be waived, only by an instrument in writing signed on behalf of each of the parties hereto, or, in the case of a waiver, by an instrument signed on behalf of the party waiving compliance.
          (d) Specific Performance; Injunctive Relief. The parties hereto acknowledge that Parent shall be irreparably harmed and that there shall be no adequate remedy at law for a violation of any of the covenants or agreements of the Stockholder set forth herein. Therefore, it is agreed that, in addition to any other remedies that may be available to Parent upon any such violation, Parent shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to Parent at law or in equity.
          (e) Notices. All notices, requests, claims, demands and other communications pursuant to this Agreement shall be in writing and shall be given, and shall be deemed to have been duly given (i) on the date of delivery if delivered personally and/or by messenger service, (ii) on the date of confirmation of receipt (or, the first business day following such receipt if the date is not a business day) of transmission by facsimile, or (iii) on the date of confirmation of receipt (or, the first business day following such receipt if the date is not a business day) if delivered by a nationally recognized overnight courier, to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 14(e)):
If to Parent:
KEG Holdings, Inc.
20010 NW Tanasbourne Dr.
Hillsboro, OR 97124
Attention: Chief Executive Officer
Telephone No.: (503) 350-6770
Facsimile No.: (503) 350-6160
with a copy to:
Perkins Coie LLP
1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099
Attention: Lance W. Bass
Telephone No.: (206) 359-8000
Facsimile No.: (206) 359-9000
If to the Stockholder:
Linda Moersdorf
7091 Oakstream Court
Columbus, OH 43235
Facsimile No.: (614) 847-0534

with a copy to:
George R. McCann, Esq.
Fry, Waller & McCann Co. LPA
35 East Livingston Ave.
Columbus, OH 43215
Telephone No.: (614) 228-2300
Facsimile No.: (614) 228-6680
          (f) No Waiver. The failure of either party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect of this Agreement at law or in equity, or to insist upon compliance by any other party with its obligation under this Agreement, and any custom or practice of the parties at variance with the terms of this Agreement, shall not constitute a waiver by such party of such party’s right to exercise any such or other right, power or remedy or to demand such compliance.
          (g) No Third Party Beneficiaries. This Agreement is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.
          (h) Governing Law. This Agreement shall be governed by the laws of the State of Delaware, without reference to rules of conflicts of law.
          (i) Submission to Jurisdiction. All actions and proceedings arising out of or relating to this Agreement shall be heard and determined in any state or federal court in the State of Oregon, the State of Ohio or the State of Delaware. Each of the parties hereto irrevocably consents to the jurisdiction and venue of federal and state courts in the State of Oregon, the State of Ohio and the State of Delaware in connection with any matter based upon or arising out of this Agreement or the matters contemplated herein, and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction and venue.
          (j) Rules of Construction. The parties hereto hereby waive the application of any Law, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.
          (k) Entire Agreement. This Agreement and the Proxy contain the entire understanding of the parties hereto in respect of the subject matter hereof, and supersede all prior negotiations, agreements and understandings, both written and oral, between the parties hereto with respect to the subject matter hereof.
          (l) Interpretation.
               (i) Whenever the words “include,” “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.” As used in this Agreement, the term “affiliate” shall have the meaning set forth in Rule 12b-2 promulgated under the Exchange Act.
               (ii) The article and section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the parties hereto and shall not in any way affect the meaning or interpretation of this Agreement.
          (m) Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring the expenses.
          (n) Counterparts. This Agreement may be executed in several counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.
          (o) No Obligation to Exercise Options or Warrants. Notwithstanding any provision of this Agreement to the contrary, nothing in this Agreement shall obligate the Stockholder to exercise any option, warrant or other right to acquire shares of Company Common Stock.
[Remainder of Page Intentionally Left Blank]

     IN WITNESS WHEREOF, the undersigned have executed and caused to be effective this Agreement as of the date first above written.

KEG HOLDINGS, INC.	STOCKHOLDER

By:

Name:	Linda Moersdorf

Title:

Shares owned as of the date hereof:

2,122,779 shares of Company Common Stock

0 shares of Company Common Stock issuable upon exercise of outstanding options
****SUPPORT AGREEMENT ****

EXHIBIT A
IRREVOCABLE PROXY
     The undersigned stockholder (the “Stockholder”) of Applied Innovation Inc., a Delaware corporation (the “Company”), hereby irrevocably (to the fullest extent permitted by applicable Law) appoints KEG Holdings, Inc., an Oregon corporation (“Parent”), acting through any of its Chief Executive Officer, Chief Financial Officer or General Counsel, as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the full extent that the undersigned is entitled to do so) with respect to all of the shares of capital stock of the Company that now are or hereafter may be beneficially owned by the undersigned, and any and all other shares or equity securities of the Company issued or issuable in respect thereof on or after the date hereof (collectively, the “Shares”) in accordance with the terms of this Irrevocable Proxy until the Expiration Date (as defined below); provided, however, that such proxy and voting and related rights are expressly limited to the matters discussed in clauses (i) through (iii) in the fourth paragraph of this Irrevocable Proxy. Upon the undersigned’s execution of this Irrevocable Proxy, any and all prior proxies given by the undersigned with respect to any Shares are hereby revoked and the undersigned agrees not to grant any subsequent proxies with respect to the Shares until after the Expiration Date.
     This Irrevocable Proxy is irrevocable to the fullest extent permitted by applicable Law, is coupled with an interest and is granted pursuant to that certain Support Agreement of even date herewith by and between Parent and the undersigned stockholder (the “Support Agreement”), and is granted in consideration of Parent entering into that certain Agreement and Plan of Merger of even date herewith (the “Merger Agreement”), among Parent, Buckeye Merger Co., a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”), and the Company. The Merger Agreement provides for, among other things, the merger of Merger Sub with and into the Company, pursuant to which all outstanding shares of capital stock of the Company will be converted into the right to receive the consideration set forth in the Merger Agreement.
     As used herein, the term “Expiration Date” shall mean the earliest to occur of (i) such date and time as the Merger Agreement shall have been terminated pursuant to Article VIII thereof, (ii) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement, and (iii) February 22, 2008.
     The attorneys and proxies named above, and each of them, are hereby authorized and empowered by the undersigned, at any time prior to the Expiration Date, to act as the undersigned’s attorney and proxy to vote the Shares, and to exercise all voting, consent and similar rights of the undersigned with respect to the Shares (including, without limitation, the power to execute and deliver written consents) at every annual, special, adjourned or postponed meeting of stockholders of the Company and in every written consent in lieu of such meeting:
     (i) in favor of the adoption of the Merger Agreement, and in favor of each of the other actions contemplated by the Merger Agreement and any action required in furtherance thereof;

     (ii) against approval of any proposal made in opposition to, or in competition with, consummation of the Merger or any other transactions contemplated by the Merger Agreement; and
     (iii) against any of the following actions (other than those actions that relate to the Merger and any other transactions contemplated by the Merger Agreement): (A) any merger, consolidation, business combination, sale of assets, reorganization or recapitalization of the Company or any Subsidiary of the Company with any party, (B) any sale, lease or transfer of any significant part of the assets of the Company or any Subsidiary of the Company, (C) any reorganization, recapitalization, dissolution, liquidation or winding up of the Company or any Subsidiary of the Company, (D) any material change in the capitalization of the Company or any Subsidiary of the Company, or the corporate structure of the Company or any Subsidiary of the Company, or (E) any other action that is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any other transactions contemplated by the Merger Agreement.
     This Irrevocable Proxy shall be limited strictly to the power to vote the Shares in the manner set forth in the immediately preceding paragraph and the items set forth in subparagraphs (i) through (iii) thereof. The attorneys and proxies named above may not exercise this Irrevocable Proxy on any other matter. The undersigned stockholder may vote the Shares on all other matters.
     Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned.
     This Irrevocable Proxy shall terminate, and be of no further force and effect, automatically upon the Expiration Date.

Dated: February 22, 2007	STOCKHOLDER

Linda Moersdorf
***** IRREVOCABLE PROXY ****